Exhibit 9

Graduation Certificate

The Student SUN QUAN SHENG who was born in Miyun Country, Beijing, The People Republic of China on June, 1964 has learned in orient language culture of Peking University from September 1984 to July 1989. During these five years, he has completed the learning mission required by the education plan for bachelor. His scores are qualified for authorization of culture bachelor according to the bachelor qualification requirement of The People Republic of China.

Peking University

President: Ding Shi Sun

July 1989

Certificate Number: 891852